SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated April 11, 2002	3

Press Release

Dresdner Bank
Advice you can bank on

April 11, 2002

2002 – the year for implementation

At today's financials press conference, Dresdner Bank's Chairman of the Board of Managing Directors, Prof. Dr. Bernd Fahrholz, emphasised that the focus for 2002 will be on measures to safeguard the future of the bank. These measures include the optimisation of the credit and risk processes and the introduction of Economic Value Added, EVA, as a uniform management model for Dresdner Bank. The bank will also continue its systematic cost savings. The aim is a "storm-proof" cost structure. "2002 is the year for implementation", announced Fahrholz.

Dresdner Bank will continue to focus on the capital markets. This is an important part of its identity and provides the link between the Corporates & Markets and the Private and Business Clients divisions. Greater integration within the Dresdner Bank Group and consistent cost management will equip the bank not only to cope with economic downturns, but also for the next recovery. This could take place as early as the second half of 2002.

Dresdner Bank will also further extend its position as the provider of "advice you can bank on" for both businesses and private clients. As customers' requirements become increasingly more individualised and as the financial markets grow, the need for advice is increasing. The bank will expand its expert advice offering in conjunction with Allianz. "This is a key to success for Dresdner Bank", said Fahrholz.

On the fiscal year:
2001 was a difficult year for business at Dresdner Bank. Fahrholz blamed this on the poor state of the economy, the slump in the financial markets and the effects of September 11, along with other special factors: the increase in loan loss provisions to around EUR1.9 billion is due to a number of large commitments, but particularly loans to the US middle-market in the 1990s. The first-time consolidation of Wasserstein Perella created an additional cost burden. Pressure on the 2001 figures also came from bonuses guaranteed in the wake of the failed Deutsche Bank – Dresdner Bank merger.

Released by: Dresdner Bank AG, Press
60301 Frankfurt/Main, Tel: +49 (0)69.2 63.49 74, Fax: +49 (0)69.2 63.1 58 39

Later on in the press conference, Fahrholz gave details from individual segments:

- Private clients: the bear market on the stock exchanges was the main reason for the result. Income before taxes dropped by 81.3%, to EUR92 million. In addition to declining income, costs were too high – even though these remained almost constant, thanks to the restructuring measures.
- Corporates & Markets: the bank managed to keep income from this division at almost the same high level as in the previous year. The negative result of EUR505 million was mainly due to the special factors already mentioned. The difficult earnings situation in the investment banking and equity business was stabilised by business in Debt and Corporate Customers in 2001.
- Asset Management: income before taxes amounted to EUR126 million. The 45% increase in costs was caused by investment in the sales channel infrastructure, amongst other things.
- Real estate: this segment is being reported for the last time in the bank's annual financial statements. As Dresdner Bank suggested, the mortgage bank subsidiaries of Commerzbank, Deutsche Bank and the company will merge this year. In the past year, this division moved back into the profit zone, with income before taxes of EUR87 million.

With regard to the amalgamation with Allianz, Fahrholz underlined that Allianz and Dresdner are making good progress: "I am very satisfied with the integration of Allianz and Dresdner Bank", confirmed the Chairman of the Board of Managing Directors. There are no indications that the business models do not work. Allianz and Dresdner Bank showed entrepreneurial courage and self-confidence last year in the face of the difficult economic environment. According to Fahrholz, this is a case of "a leadership position emerging from a crisis".

The Chairman of the Board of Managing Directors also tackled the criticism that banks are withdrawing from financing small and medium-sized businesses. In Prof. Fahrholz's opinion, the equity base of small and medium-sized businesses must be improved so that they can stand up to international competition and economic crises and fulfil their important role in the German economy. The main problem for many small and medium-sized businesses in

Released by: Dresdner Bank AG, Press
60301 Frankfurt/Main, Tel: +49 (0)69.2 63.49 74, Fax: +49 (0)69.2 63.1 58 39

Dresdner Bank
Advice you can bank on

Germany is not obtaining credit, but the lack of an equity base. This is the problem that must be dealt with. Banks, stock exchanges, politicians and the economy must join forces to focus on providing small and medium-sized businesses with greater equity finance than has previously been the case. This involves increasing the exposure of the larger and medium-sized middle-market businesses to the capital markets. Dresdner Bank is on the side of small and medium-sized business in solving the problem. "We are and will remain a reliable partner for small and medium-sized businesses", said Fahrholz.

The annual report 2001 can be downloaded from http://www.dresdner-bank.com/annualreport

The video of the financials press conference can be viewed at http://www.dresdner-bank.com/webtv

Dresdner Bank Group key financial data

	2001 Euro mn	2000 Euro mn	Change Euro mn	%
Net interest and current income	**4,364**	4,312	52	1.2
Net loan loss provisions	**1,893**	1,586	307	19.4
Net interest and current income after net loan loss provisions	**2,471**	2,726	-255	-9.4
Net fee and commission income	**3,841**	4,291	-450	-10.5
Net trading income	**1,526**	1,329	197	14.8
Other income	**2,476**	2,483	-7	-0.3
Administrative expenses	**8,682**	7,652	1,030	13.5
Other expenses	**859**	536	323	60.3
Income before taxes	**153**	1,613	-1,460	-90.5
Net income for the year	**180**	1,730	-1,550	-89.6
Total assets	**506,683**	483,498	23,185	4.8
Lending volume	**219,210**	225,343	-6,133	-2.7
Deposits and certified liabilities	**413,245**	395,170	18,075	4.6
Capital ratio (BIS)	**11.4%**	12.5%		
Cost-income ratio	**77.7%**	64.8%		
Return on equity after taxes	**1.3%**	15.1%		

	2001 Euro	2000 Euro	Change Euro %	
Earnings per share	**0.32**	3.32	-3.00	-90.4
Dividend per share	**0.70**	0.90		

Dresdner Bank
Advice you can bank on

Total	2001	2000
Employees	49,968	51,456
Branches	1,172	1,360

Key financial data for segment reporting

Euro mn	Private Clients		Asset Management		Corporates & Markets		Real Estate		Corporate Items		Total Dresdner Bank Group	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Net interest and current income	1,456	1,485	11	22	2,375	2,456	397	595	125	-246	4,364	4,312
Net loan loss provisions	309	267			1,207	575	139	608	238	136	1,893	1,586
Net interest and current income after net loan loss provisions	1,147	1,218	11	22	1,168	1,881	258	-13	-113	-382	2,471	2,726
Net fee and comission income	1,345	1,765	778	790	1,698	1,729	94	58	-74	-51	3,841	4,291
Net trading income	32	42	2	1	1,273	1,356	1		218	-80	1,526	1,329
Other income	187	29	13	9	4	87	34	41	2,238	2,317	2,476	2,483
Administrative expenses	2,554	2,512	643	463	4,605	3,782	291	260	589	635	8,682	7,652
Including: depreciation of property and equipment	217	286	34	27	337	286	24	48	26	14	638	641
Other expenses	65	49	35	6	43	61	9	1	707	419	859	536
Income before special factors and taxes	92	493	126	353	-505	1,220	87	-175	973	750	773	2,641
Expenses to ensure competitive position									-	553	-	553
Integration costs								-	418	-	418	-
Restructuring charge									202	475	202	475
Income before taxes	92	493	126	353	-505	1,220	87	-175	353	-278	153	1,613
Change (%)	-81.3		-64.3		-141.4		149.7				-90.5	
Segment assets	45,900	49,000	700	500	320,600	300,500	82,200	86,200	57,300	47,300	506,700	483,500
Segment liabilities	47,100	41,200	1,500	1,300	243,200	239,100	80,800	85,100	134,100	116,800	506,700	483.500
Risk-weighted assets*)	37,600	38,100			123,400	124,400	27,600	26,000	22,100	21,900	210,700	210,400
IAS capital*)	2,300	2,300			7,400	7,400	1,600	1,600	3,000	300	14,300	11,600
Return on equity (%)	4.1	21.5			-6.8	16.3	5.3	-11.2			1.1	13.9
Cost - income ratio	86.4	76.8	83.7	56.7	86.8	67.8	56.3	37.6			77.7	64.8

*) The risk-weighted assets and the resulting capital adequacy levels are calculated for the year under review according to BIS; the comparable figures for the previous year have been adjusted.

Released by: Dresdner Bank AG, Press
60301 Frankfurt/Main, Tel: +49 (0)69.2 63.49 74, Fax: +49 (0)69.2 63.1 58 39

Dresdner Bank
Advice you can bank on

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Released by: Dresdner Bank AG, Press
60301 Frankfurt/Main, Tel: +49 (0)69.2 63.49 74, Fax: +49 (0)69.2 63.1 58 39

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ____________________
Richard Lips
Corporate Communications

By: ____________________
Reinhard Preusche
Head of Compliance

DATE: April 11, 2002